
08023487



The InterGroup Corporation

ANNUAL REPORT
2007

Dear Shareholders:

Fiscal 2007 was a challenging year for InterGroup as the Company incurred a net loss per share of $1.53 for the fiscal year ended June 30, 2007 compared to a net loss per share of $.81 for the fiscal year ended June 30, 2006. As discussed below, while revenues from both our real estate and hotel operations improved from fiscal 2006, those increases were partially offset by greater depreciation and operating expenses as well as certain nonrecurring costs.

SECURITIES PORTFOLIO

In fiscal 2007, the Company had income from investment transactions of $172,000 compared to income of $2,620,000 in fiscal 2006. While we were able to achieve some success in what we believed were challenging financial markets, we have also cautioned that we cannot always expect our future results to be as good from year to year, especially in this uncertain global and economic environment. It remains management's philosophy to look at investment results over a number of years and not at any one particular period of time and management believes that it has been successful in that approach.

REAL ESTATE OPERATIONS

The Company recorded a loss from real estate operations of $2,352,000 on rental income of $13,295,000 for fiscal 2007, compared to a loss of $2,158,000 on rental income of $12,014,000 for fiscal 2006. The Company was able to increase rental income primarily due to the leasing of its newly renovated 30-unit apartment complex and its commercial building, both in Los Angeles, and from improved occupancy in some of its rental properties located outside of California. That increase in rental income was offset by greater operating costs and depreciation expenses. Depreciation expense increased to $2,677,000 for fiscal 2007 from $2,362,000 in fiscal 2006. While our California rental properties generally performed well, that was not the case with several of the Company's other properties, which will be closely monitored and evaluated.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $3,680,000 after repayment of the related mortgage note payable. That property was classified as held for sale during the Company's 2007 fiscal year. During fiscal 2006, the Company sold three apartment properties consisting of a total of 171 units, and a 5.4 acre parcel of unimproved land, which resulted in a net gain on sale of real estate of $1,321,000. These real estate sales are part of the Company's continuing, overall strategy to sell-off non-strategic assets and properties that are either underperforming or that we consider to have reached their economic maturity or market conditions favor their disposition.

HOTEL OPERATIONS

In Fiscal 2007, the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth and Portsmouth Square, Inc. made great strides to improve the operations of our Hilton San Francisco Financial District hotel property. With the members of Portsmouth's Hotel Committee working in conjunction with the other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership"), we were able to increase the occupancy rate, average daily room rate and revenue per available room ("RevPar") of the Hotel, resulting in a substantial increase in revenue.

It is significant to note that, pursuant to new accounting guidance, the financial statements of Justice were consolidated with those of the Company, effective July 1, 2006, due to Portsmouth's substantive rights as a general partner and a 50% limited partner of Justice. The Partnership had a net loss from operations of $4,601,000 for fiscal year ended June 30, 2007, compared to a net loss of $8,330,000 in fiscal 2006 when the Hotel was temporarily closed for major renovations from June 2005 until the Hotel reopened on a limited basis on January 12, 2006. The decrease in that net loss was primarily attributable to net income generated from the operations of the Hotel, offset by large increases in depreciation and amortization expense, property taxes and insurance costs attributable to the renovations and improvements to the Hotel and to certain unexpected legal and consulting fees incurred by Justice in fiscal 2007 that are expected to be phased out in fiscal 2008. Depreciation and amortization expenses alone increased to $4,172,000 for fiscal 2007 from $2,285,000 in fiscal 2006.

For the fiscal year ended June 30, 2007, the operations of the Hotel, on a standalone basis (see Note 2 to the Company's financial statements) generated net income of $2,443,000 on total operating revenues of approximately $29,984,000, compared to a loss from Hotel operations of $3,787,000 on total operating revenues of $9,054,000 for the fiscal year ended June 30, 2006 when the Hotel had less than six months of operations after reopening in January 2006. Average daily room rates increased to $159.90 for fiscal 2007 with an average occupancy rate of 75.8%, compared to an average daily room rate of $147.39 and an average occupancy rate of 50.2% in fiscal 2006. As a result, the Hotel was able to show a significant increase in RevPar to $121.53 for fiscal 2007 from $74.29 in fiscal 2006. Garage rent also increased in fiscal 2007 to $1,533,000 from $945,000 for fiscal 2006 primarily due to the Hotel being open for a full year. The Hotel's food and beverage operations remained challenging, but management was able to reduce the losses in that department during the current fiscal year.

During Fiscal 2007, Justice took other important actions in its efforts to improve the operations of the Hotel and to solidify its financial position. In February 2007, the Partnership entered into a management agreement with Prism Hospitality ("Prism") to manage and operate the Hotel as its agent. Prism is an experienced Hilton approved operator of upscale and luxury hotels throughout the Americas. In March 2007, the Partnership also retired its revolving, adjustable rate, line of credit facility in the approximate amount of $16,400,000 and replaced it with a new second mortgage loan in a principal amount of $19,000,000 at a fixed interest rate of 6.42%.

Since the Hotel began generating net income from operations in Fiscal 2007, Justice was also able to pay a special limited partnership distribution of $1,000,000 in March 2007, of which Portsmouth received $500,000. The general partners believed that the cash flows from the operations of the Hotel were sufficient to warrant a special distribution and will conduct periodic reviews to set the amount of future distributions that may be appropriate based on the results of operations of the Hotel, capital requirements and other factors.

CONCLUSION

InterGroup made steady progress this fiscal year in its efforts to generate more cash flows from operations. The improvement in the operations of the Hotel was an important step in that process as Justice was able to pay its first limited partnership distribution since May 2004. If the operations of the Hotel continue to improve as expected, more regular distributions from the Partnership should be forthcoming.

We will also continue to evaluate our entire real estate portfolio in an effort to make it more productive in the future. This is a comprehensive process that is constantly evolving to meet current economic and market conditions impacting each of our properties. Management will be proactive in addressing any operational challenges and will make any changes that we believe are necessary to improve the performance of our properties. As part of that process, management will continue to test the market and, where appropriate, position certain properties for sale.

Absent a significant downturn in the economy or other unexpected events, we anticipate that the operating results of the Hotel will continue to improve in fiscal 2008 as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. Our Hotel Committee will continue to work with the Partnership and Prism to develop new and innovative programs, strategies, and concepts to enhance the guest experience, build customer loyalty and improve the operations of the Hotel. We will continue to closely monitor all of our investments and consider disposal of those investments that have come to fruition, and will look for new opportunities in the future, as part of our continuing efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,



John V. Winfield
Chairman of the Board

Financial Highlights ■

	June 30,			
	2007		2006	
Net loss	$	(3,592,000)	$	(1,923,000)
Basic loss per share	$	(1.53)	$	(0.81)
Weighted average number of shares outstanding		2,353,695		2,385,008
Diluted weighted average number of shares outstanding		2,724,945		2,754,008
Shareholders' equity	$	5,457,000	$	9,243,000

Report of Independent Registered Public Accounting Firm ■

To the Board of Directors and Shareholders of
The InterGroup Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The InterGroup Corporation and its subsidiaries at June 30, 2007, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for a partnership investment on July 1, 2006.

PricewaterhouseCoopers LLP

Irvine, California
September 28, 2007

	June 30, 2007
ASSETS	
Cash and cash equivalents	$ 2,158,000
Restricted cash	4,109,000
Investment in marketable securities	17,763,000
Other investments	5,294,000
Prepaid expenses and other assets	3,761,000
Property held for sale	3,650,000
Investment in hotel, net	49,599,000
Investment in real estate, net	73,509,000
Total Assets	$ 159,843,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 12,397,000
Due to securities brokers	8,135,000
Obligation for securities sold	1,485,000
Line of credit	4,258,000
Mortgage note payable - hotel	48,168,000
Mortgage note payable - real estate	73,431,000
Mortgage note payable - property held for sale	4,022,000
Deferred income taxes	2,490,000
Total Liabilities	154,386,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,196,145 shares issued and 2,348,473 outstanding	21,000
Additional paid-in capital	8,730,000
Retained earnings	5,758,000
Treasury stock, at cost, 847,672 shares	(9,052,000)
Total Shareholders' Equity	5,457,000
Total Liabilities and Shareholders' Equity	$ 159,843,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the years ended June 30,	*2007*	*2006*
Justice Investors operations:		
Hotel and garage revenue	$ 31,715,000	$ -
Operating expenses	(28,664,000)	-
Interest expense	(2,919,000)	-
Real estate taxes	(561,000)	-
Depreciation and amortization	(4,172,000)	-
Loss from Justice Investors operations	(4,601,000)	-
Equity in net loss of Justice Investors	-	(4,288,000)
Real estate operations:		
Rental income	13,295,000	12,014,000
Property operating expense	(6,991,000)	(6,315,000)
Mortgage interest expense	(4,167,000)	(3,697,000)
Real estate taxes	(1,812,000)	(1,798,000)
Depreciation	(2,677,000)	(2,362,000)
Loss from real estate operations	(2,352,000)	(2,158,000)
Investment transactions:		
Net gains on marketable securities	2,769,000	4,921,000
Impairment loss on other investments	(1,012,000)	(513,000)
Dividend and interest income	561,000	697,000
Margin interest and trading expenses	(2,146,000)	(2,485,000)
Income from investment transactions	172,000	2,620,000
Other income (expense):		
General and administrative expense	(1,747,000)	(1,659,000)
Other expense	(186,000)	(155,000)
Other expense	(1,933,000)	(1,814,000)
Loss before provision for income tax and minority interest	(8,714,000)	(5,640,000)
Minority interest - Justice Investors, pre-tax	2,423,000	-
Loss before income taxes	(6,291,000)	(5,640,000)
Provision for income tax benefit	1,441,000	2,647,000
Loss before minority interest	(4,850,000)	(2,993,000)
Minority interest benefit, net of tax	954,000	487,000
Loss from continuing operations	(3,896,000)	(2,506,000)
Discontinued operations:		
Income (loss) on discontinued operations	364,000	(222,000)
Gain on sale of real estate	-	1,321,000
Provision for income tax expense	(60,000)	(516,000)
Income from discontinued operations	304,000	583,000
Net loss	$ (3,592,000)	$ (1,923,000)
Loss per share from continuing operations		
Basic	$ (1.66)	$ (1.05)
Diluted	$ (1.66)	$ (1.05)
Income per share from discontinued operations		
Basic	$ 0.13	$ 0.24
Diluted	$ 0.13	$ 0.21
Net loss per share		
Basic	$ (1.53)	$ (0.81)
Diluted	$ (1.53)	$ (0.81)
Weighted average number of shares outstanding	2,353,695	2,385,008
Diluted weighted average number of shares outstanding	2,724,945	2,754,008

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ■

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2005	$ 21,000	$ 8,686,000	$ 11,273,000	$ (7,839,000)	$ 12,141,000
Net loss			(1,923,000)		(1,923,000)
Purchase of treasury stock				(975,000)	(975,000)
Balance at June 30, 2006	21,000	8,686,000	9,350,000	(8,814,000)	9,243,000
Net loss			(3,592,000)		(3,592,000)
Issuance of stock		44,000			44,000
Purchase of treasury stock				(238,000)	(238,000)
Balance at June 30, 2007	$ 21,000	$ 8,730,000	$ 5,758,000	$ (9,052,000)	$ 5,457,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the years ended June 30,	2007	2006
Cash flows from operating activities:		
Net loss	$ (3,592,000)	$ (1,923,000)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation of real estate	6,849,000	2,511,000
Gain on sale of real estate	-	(1,321,000)
Equity in net loss of Justice Investors	-	4,288,000
Net unrealized loss (gain) on investments	667,000	(2,873,000)
Impairment loss on other investments	1,012,000	513,000
Minority interest	(3,377,000)	(487,000)
Changes in assets and liabilities:		
Prepaid expenses and other assets	577,000	646,000
Investment in marketable securities	10,756,000	(2,279,000)
Other investments	(1,962,000)	(2,689,000)
Accounts payable and other liabilities	2,273,000	(107,000)
Due to securities broker	(3,397,000)	4,806,000
Obligations for securities sold	(5,150,000)	1,378,000
Deferred taxes	(1,397,000)	(2,413,000)
Net cash provided by operating activities	3,259,000	50,000
Cash flows from investing activities:		
Net proceeds from the sale of real estate	-	8,677,000
Capital expenditures for buildings, improvements and equipment	(3,275,000)	(2,917,000)
Additions to buildings, improvements and equipment	(239,000)	(260,000)
Investment in Santa Fe	(77,000)	(718,000)
Investment in Portsmouth	-	(180,000)
Investment in Justice Investors	(1,397,000)	269,000
Net cash (used in) provided by investing activities	(4,988,000)	4,871,000
Cash flows from financing activities:		
Borrowings from mortgage notes payable	19,325,000	1,745,000
Principal payments on mortgage notes payable	(17,679,000)	(3,921,000)
Payments on line of credit	-	(2,055,000)
Purchase of treasury stock	(238,000)	(975,000)
Issuance of common stock	44,000	-
Distribution to minority partners	(500,000)	-
Net cash provided by (used in) financing activities	952,000	(5,206,000)
Net decrease in cash and cash equivalents	(777,000)	(285,000)
Cash and cash equivalents at beginning of period	2,935,000	868,000
Cash and cash equivalents at the end of period	$ 2,158,000	$ 583,000
Supplemental disclosure of non-cash activities:		
Consolidation of Justice Investors as of July 1, 2006		
Gross components:		
Assets (including cash of $2,352,000)	$ (42,975,000)	$ -
Liabilities	52,366,000	-
Investment in Justice	(7,321,000)	-
Minority interest	(2,343,000)	-

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2007, the Company had the power to vote 79.1% of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). This percentage includes the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI), which derives its revenue primarily as a general partner and a 50% limited partner in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). InterGroup also directly owns approximately 10.9% of the common stock of Portsmouth. In April 2006, the Company purchased a 0.20% limited partnership interest in Justice from another limited partner for $180,000, which brought Portsmouth's limited partnership interest in Justice to exactly 50.00%. Portsmouth also serves as one of the two general partners of Justice. The other general partner, Evon Corporation ("Evon"), acts as the managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company, effective the fiscal year beginning July 1, 2006.

Justice owns a 544-room hotel property located at 750 Kearny Street, San Francisco, California 94108, now known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level underground parking garage. Justice serves as the owner/operator of the Hotel with the assistance of a third party management company. Effective July 1, 2004, the Hotel was operated as a Holiday Inn Select brand hotel pursuant to a short term franchise agreement until it was temporarily closed for major renovations on May 31, 2005. The total construction costs related to the Hotel renovation was approximately $36.4 million and approximately $630,000 in capitalized interest. The Hotel was reopened on January 12, 2006 to operate as a full service Hilton hotel, pursuant to a Franchise License Agreement with Hilton Hotels Corporation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

The Company is also required to reserve cash in accordance with loan covenants. The required reserve at June 30, 2007 was approximately $4,109,000.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments

Other investments in non-marketable securities are carried at cost as the Company has no significant influence or control. Other investments are recorded on the Company's balance sheet as part of other investments and reviewed for other than temporary impairment on a periodic basis.

Prepaid expenses and Other Assets

Prepaid expenses and other assets includes accounts receivable from Hotel and rental property, inventory, prepaid expenses, loan fees and franchise fees. Loan fees are stated at cost and amortized over the term of the loan using the straight-line method which approximates the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement of 15 years.

Accounts receivable from the Hotel and rental property customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectibility of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Investment in Hotel, Net

The Hotel and equipment are stated at cost less accumulated depreciation. Building and improvements are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 39 years. Furniture, fixtures, and equipment are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 7 years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized.

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its investment in Hotel for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the asset, the asset is written down to its estimated fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in Hotel have been recorded for the years ended June 30, 2007 and 2006.

Investment in Real Estate

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

In accordance with SFAS 144, the Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2007 and 2006.

Property held for sale – Discontinued Operations

Properties are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale of the asset is probable, the sale of the asset is actively marketed and it is unlikely that significant changes to the sale plan will be made or withdrawn. As of June 30, 2007, the Company had one property classified as held for sale in accordance with Statement of Financial Accounting Standards No. 144, which requires that depreciation on the property be stopped.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, mortgage notes payable, amounts due securities brokers and obligations for securities sold approximates fair value. As of June 30, 2007, the estimated fair value of the mortgage notes payable is $122,641,000.

Revenue Recognition

The Company recognizes rental revenue on the straight-line method of accounting as required by GAAP under which contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Room revenues are recognized on the date upon which a guest occupies a room and/or utilizes the Hotel's services.

Food and beverage revenues are recognized upon delivery.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period. Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. As of June 30, 2007, a valuation allowance of $839,000 was recorded against the Company's deferred tax assets.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various Federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions.

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2007, there were no liabilities for environmental remediation.

Stock-Based Compensation Plans

As of June 30, 2007, the Company has two stock option plans, which are more fully described in Note 14. On July 1, 2006, the Company implemented Statement of Financial Accounting Standards 123(R), "Share-Based Payments" ("SFAS No. 123R") which replaced SFAS No. 123 and supercedes Opinion No. 25 and the related implementation guidance. SFAS No. 123R addresses accounting for equity-based compensation arrangements, including employee stock options. The Company adopted the "modified prospective method" where stock-based compensation expense is recorded beginning on the adoption date and prior periods are not restated. Under this method, compensation expense is recognized using the fair-value based method for all new awards granted after July 1, 2006. Additionally, compensation expense for unvested stock options that are outstanding at July 1, 2006 is recognized over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS 123. The fair value of each grant is estimated using the Black-Scholes option pricing model.

During the year ended June 30, 2007, there were no options granted or exercised. Accordingly, no stock-based compensation expense was recognized during the period. Since inception of the two stock options plans, there have been no options exercised. For the fiscal year ended June 30, 2007, 2,250 employee options were vested. However, the fair value of the vested options is considered immaterial.

The following table summarizes the stock option activity for the periods indicated:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding June 30, 2006	405,000	$ 9.91
Granted	-	-
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding June 30, 2007	405,000	$ 9.91

As of June 30, 2007, of the total 405,000 unexercised options outstanding, 6,750 were not yet vested.

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2007	$ 7.92 - $ 29.63	$ 9.91	2.48 years

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

Prior to the adoption to SFAS No 123R, the Company accounted for stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Directors and Employees. The following table illustrates the effect on the June 30, 2006 net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

For the year ended June 30,	2006
Net loss	$ (1,923,000)
Stock based employee compensation expense	(56,000)
Pro forma net loss	$ (1,979,000)
Loss per share:	
Basic as reported	$ (0.81)
Basic pro forma	$ (0.83)
Diluted as reported	$ (0.81)
Diluted pro forma	$ (0.83)

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As of June 30, 2007, the Company had 371,250 stock options that were considered potentially dilutive common shares and 33,750 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share. As of June 30, 2006, the Company had 369,000 stock options that were considered potentially dilutive common shares and 36,000 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices (Continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the Company's 2008 fiscal year. The FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of the Company's 2008 fiscal year. The Company is currently evaluating the impact of adopting SFAS 157 and SFAS 159 on its consolidated financial statements.

Note 2 – Justice Investors

On July 14, 2005, the Financial Accounting Standards Board directed Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5. In accordance with guidance set forth in FSP SOP 78-9-1, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective beginning the fiscal year beginning July 1, 2006.

For the year ended June 30, 2007, the results of operations for Justice were consolidated with those of the Company. However, for the year ended June 30, 2006, the Company's investment in Justice was accounted for under the equity method. For comparative purposes, the statement of operations for Justice and the Hotel (on a standalone basis) for the year ended June 30, 2007 and 2006 are included below.

Significant to note is the operations of the Hotel were temporarily closed down effective May 31, 2005, to complete the substantial renovations of the Hotel required by the Hilton Franchise Agreement. Thus, the Hotel did not generate any room or food and beverage revenues during the first six and one-half months of fiscal 2006. The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, remained open during the renovation work. As of January 12, 2006 the Hotel renovation work was substantially completed, at which time Justice obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

Note 2 – Justice Investors (Continued)

Below are the comparative standalone statements of operations for the Hotel for the years ended June 30, 2007 and 2006.

For the years ended June 30,	2007	Unaudited 2006
Revenues:		
Hotel rooms	$ 24,431,000	$ 7,190,000
Food and beverage	5,110,000	1,686,000
Other operating departments	443,000	178,000
Total revenues	29,984,000	9,054,000
Operating expenses:		
Hotel rooms	(7,780,000)	(2,966,000)
Food and beverage	(5,620,000)	(2,441,000)
General and administrative	(2,194,000)	(1,384,000)
Advertising and sales	(2,321,000)	(1,051,000)
Franchise fees	(1,702,000)	(503,000)
Repairs and maintenance	(1,460,000)	(951,000)
Utilities	(1,136,000)	(529,000)
Insurance	(1,230,000)	(367,000)
CEP fee	(1,051,000)	(271,000)
Other operating departments	(911,000)	(378,000)
Credit card commissions	(721,000)	(224,000)
Property taxes	(561,000)	(331,000)
Management fees	(523,000)	(193,000)
Other expenses	(331,000)	(22,000)
Start-up costs - reopening of Hotel	-	(1,230,000)
Total operating expenses	(27,541,000)	(12,841,000)
Hotel net income (loss)	2,443,000	(3,787,000)
Income (expense) at Justice Investors:		
Interest expense	(2,919,000)	(1,373,000)
Depreciation and amortization expense	(4,172,000)	(2,285,000)
Other income (expense)	47,000	(885,000)
Justice Investors net loss	$ (4,601,000)	$ (8,330,000)

Note 3 - Investment in Hotel, Net

Hotel property and equipment as of June 30, 2007 consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	15,458,000	(4,819,000)	10,639,000
Building and improvements	51,356,000	(15,134,000)	36,222,000
	$ 69,552,000	$ (19,953,000)	$ 49,599,000

Depreciation expense for the years ended June 30, 2007 and 2006 was $4,130,000 and $2,251,000 respectively.

Note 4 – Investment in Real Estate, Net

At June 30, 2007, the Company's investment in real estate consisted of twenty- three properties located throughout the United States. These properties include nineteen apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. The Company also owns two unimproved real estate properties located in Austin, Texas and Maui, Hawaii.

As of June 30, 2007, investment in real estate included the following:

Land	$ 25,989,000
Buildings, improvements and equipment	70,075,000
Accumulated depreciation	(22,555,000)
	$ 73,509,000

Depreciation expense from continuing operations for the years ended June 30, 2007 and 2006, was $2,677,000 and $2,362,000, respectively.

During the quarter ended March 31, 2007, the Company determined it would no longer sell its 30-unit apartment building located in Los Angeles, California that was previously classified as held for sale. The apartment building was reclassified from property held for sale to investment in real estate in the consolidated balance sheet. The revenues and expenses from the operation of this property for the year ended June 30, 2007 and 2006 are included in real estate operations in the consolidated statements of operations.

In February 2006, the Company sold 5.4 acres of unimproved land in Pasadena, Texas for $467,000 and recognized a gain on the sale of $147,000. The Company received net proceeds after closing costs and attorney's fees of $437,000.

Note 4 – Investment in Real Estate, Net (Continued)

In December 2005, the Company sold its 54-unit apartment complex located in Irving, Texas for $3,100,000 and realized a gain on the sale of real estate of $598,000. The Company received net proceeds of $2,931,000 after selling costs and attorney's fees.

In November 2005, the Company sold its 5-unit apartment complex located in Los Angeles, California for $1,620,000 and realized a gain on the sale of real estate of $592,000. The Company received net proceeds of $870,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $660,000.

In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000 and realized a net loss on the sale real estate of $16,000. The Company received net proceeds of $1,664,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $2,186,000.

Under the provisions of the Statement of Financial Accounting Standards No.144, Accounting for Impairment or Disposal of Long-Lived Assets, for properties disposed of during the year or for properties for which the Company actively markets for sale at a price that is reasonable in relation to its market value, the properties are required to be classified as held for sale on the balance sheet and accounted for under discontinued operations in the statement of operations. The revenues and expenses from the operation of these properties have been reclassified from continuing operations for the years ended June 30, 2007 and 2006 and reported as income from discontinued operations in the consolidated statements of operations.

As of June 30, 2007, the Company had one property located in Texas classified as held for sale. The revenues and expenses from the operation for this property along with the properties that were sold during the years ended June 30, 2007 and 2006, respectively, have been reclassified from continuing operations and reported as income from discontinued operations in the consolidated statements of operations for the respective years.

Revenues and expenses from the operation of these properties for the years ended June 30, 2007 and 2006 are summarized as follows:

For the years ended June 30,	2007	2006
Revenues	$ 1,568,000	$ 1,522,000
Expenses	(1,204,000)	(1,744,000)
Income (loss) from discontinued operations	$ 364,000	$ (222,000)

Depreciation expense from discontinued operations for the years ended June 30, 2007 and 2006, was zero and $149,000, respectively.

Note 5 - Marketable Securities and Other Investments

At June 30, 2007, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included the statement of operations. Trading securities are summarized as follows:

As of June 30, 2007

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$13,115,000	$ 6,612,000	$ (1,964,000)	$ 4,648,000	$17,763,000

As of June 30, 2007, the Company had $579,000 of unrealized losses related to securities held for over one year.

As of June 30, 2007, the Company had net other investments of $5,294,000. This balance includes gross other investments of $7,785,000, net an impairment loss of $2,491,000.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2007, the Company had obligations for securities sold (equities short) of $1,485,000 and had no naked short positions.

Net gains on marketable securities on the statement of operations are comprised of realized and unrealized gains. Below is the composition of the two components for the years ended June 30, 2007 and 2006.

For the year ended June 30,	2007	2006
Realized gains on marketable securities	$ 3,436,000	$ 2,048,000
Unrealized (losses) gains on marketable securities	(667,000)	2,873,000
Net gains on marketable securities	$ 2,769,000	$ 4,921,000

Note 6 – Mortgage Notes Payable

As of June 30, 2007, the Company had mortgage debt outstanding of $125,621,000. The two Hotel mortgages both carry fixed rates. The property mortgages carry variable rates from 7.00% to 9.25% and fixed rates ranging from 4.35% to 7.95%.

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30 year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

Note 6 – Mortgage Notes Payable (Continued)

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 360 month amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007. The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs arising from any disruption of business due to labor issues, natural causes affecting tourism and other unexpected events. The term of the new line of credit facility is for 60 months at an annual interest rate, based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus two percent. As of June 30, 2007, there were no amounts borrowed by Justice under the new line of credit; however, $1,500,000 of that line was utilized in the form of a standby letter of credit related to the Allied Litigation. The annual fee for the letter of credit is one and one half percent of $1,500,000, which fee is to be paid in quarterly installments for the periods in which the letter of credit is in effect.

In May 2004, the Company obtained a construction loan in the amount of $6,268,000 as part of a major renovation of its 30-unit apartment complex located in Los Angeles, California. In December 2005, the Company entered into a loan modification agreement with the bank and increased the loan amount to $7,286,000 with maturity on June 1. 2007. The loan was extended to September 1, 2007. As of June 30, 2007, the outstanding loan balance was $7,203,000. In August 2007, the construction loan was refinanced to a mortgage note payable in the amount of $6,850,000, with the Company paying the difference between the principal balance and all accrued interest and loan refinancing related fees.

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2007, and thereafter, are as follows:

For the year ending June 30,		
2008	$	13,861,000
2009		10,789,000
2010		1,873,000
2011		1,974,000
2012		2,087,000
Thereafter		95,037,000
Total	$	125,621,000

Note 6 – Mortgage Notes Payable (Continued)

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2007:

Property	Number of Units	Note Origination Date		Note Maturity Date		Mortgage Balance	Interest Rate
SF Hotel	544 rooms	July	2005	August	2015	$ 29,203,000	5.22%
SF Hotel	544 rooms	March	2005	August	2015	18,965,000	6.42%
		Total Hotel fixed interest debt				48,168,000	
Los Angeles	30	May	2004	September	2007	7,203,000	7.52%
Los Angeles	Office	September	2000	December	2030	743,000	7.23%
Los Angeles	24	March	2001	April	2031	1,667,000	7.15%
Los Angeles	5	July	2000	August	2030	421,000	7.59%
Los Angeles	1	November	2000	December	2030	456,000	8.44%
Kihei, Maui	Land	August	2004	August	2007	750,000	9.25%
		Total variable interest debt				11,240,000	
Austin	249	June	2003	July	2023	7,633,000	5.46%
Florence	157	June	2005	July	2014	4,200,000	4.96%
Irving	224	December	1999	January	2008	4,022,000	7.01%
Las Colinas	358	April	2004	May	2013	19,399,000	4.99%
Morris County	151	April	2003	May	2013	9,957,000	5.43%
San Antonio	132	November	1998	December	2008	2,879,000	6.62%
St. Louis	264	June	1998	July	2008	5,243,000	6.73%
Los Angeles	31	July	2003	August	2033	3,930,000	4.35%
Los Angeles	27	October	1999	October	2029	1,782,000	7.73%
Los Angeles	14	October	1999	November	2029	1,052,000	7.89%
Los Angeles	12	November	2003	December	2018	1,000,000	6.38%
Los Angeles	9	November	1999	December	2029	787,000	7.95%
Los Angeles	8	May	2001	November	2029	548,000	7.00%
Los Angeles	7	November	2003	December	2018	1,033,000	6.38%
Los Angeles	4	November	2003	December	2018	703,000	6.38%
Los Angeles	2	February	2002	February	2032	432,000	7.00%
Los Angeles	1	October	2003	November	2033	499,000	5.75%
Los Angeles	Office	February	1999	April	2009	1,114,000	7.76%
		Total fixed interest debt				66,213,000	
		Total mortgage notes payable				$ 125,621,000	

Note 7 – Line of Credit

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC"). The LOC carries a variable interest rate of 9.25% (lender's base rate plus 1%) as of June 30, 2007. Interest is paid on a monthly basis. As of June 30, 2007, the balance of the LOC is $4,258,000. In August 2007, a $3,000,000 payment was made to reduce the outstanding balance of the LOC to $1,258,000.

In August 2004, the Company obtained a revolving $1,500,000 line of credit secured by its 31-unit property Los Angeles property. In June 2006, the balance of the line of credit of $1,400,000 was paid off.

Note 8 – Hotel Rental Income

The Partnership leases the parking garage and spa facility to others for various terms through May 2013 that have been classified as operating leases. Contingent rental income is recognized when specified sales targets are met by the lessee.

The Partnership has a lease agreement with Evon for the use of the parking garage expiring in November 2010. The lease provides the Partnership with minimum monthly payments of $20,000 and additional contingent rental income based on 60% of the gross parking revenues. For the years ended June 30, 2007 and 2006, the Partnership recorded contingent rental income from Evon of $1,296,000 and $708,000, respectively.

The Partnership has a lease agreement with Tru Spa, LLC for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index.

Future minimum rentals to be received under existing non-cancelable operating leases as of June 30, 2007 for each of the next five years and in the aggregate are:

For the year ended June 30,	Parking Garage	Spa Facilities	Total
2008	$ 237,000	$ 165,000	$ 402,000
2009	237,000	165,000	402,000
2010	237,000	165,000	402,000
2011	99,000	165,000	264,000
2012	-	165,000	165,000
Thereafter	-	151,000	151,000
	$ 810,000	$ 976,000	$ 1,786,000

Note 9 – Management Agreement

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or earlier terminated as provided in the agreement. Under the management agreement, the Partnership is to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee was due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's required return ($7 million) for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were earned during the year ended June 30, 2007. Management fees paid to Prism during the year ended June 30, 2007 were $212,000.

Prior to the Prism management agreement, the Hotel was managed and operated by Dow. Under the Dow management agreement, the Partnership was to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee was due only if the partially adjusted net operating income for the subject fiscal year exceeds the amount of the Partnership's required return ($7 million) for that fiscal year. Dow was also entitled to incentive management fees if certain milestones were accomplished, no incentive management fees were earned during the years ended June 30, 2007 and 2006. Management fees paid to DOW during the years ended June 30, 2007 and 2006 were $311,000 and $193,000, respectively.

Note 10 – Hilton Franchise License Agreement

Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") on December 10, 2004 for the right to operate the Hotel as a Hilton brand hotel. The term of the Hilton Franchise Agreement is for 15 years commencing on the opening date of the Hotel, January 12, 2006, with an option to extend that Agreement for another five years, subject to certain conditions. The Partnership will pay monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue, as defined, for the preceding calendar month, the third year will be four percent (4%) of the Hotel's gross room revenue, and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. Justice also pays a monthly program fee of four percent of the Hotel's gross room revenue and an information technology recapture charge of 0.75% of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the monthly program fee will not exceed five percent of gross room revenue.

The franchise fee for years ended June 30, 2007 and 2006 were $1,702,000 and $503,000, respectively. The royalty fee and monthly program fee for years ended June 30, 2007 and 2006 was $183,000 and $54,000, respectively. At June 30, 2007 and 2006, the amount payable to Hilton Hotels Corporation for royalty, monthly program fee, and franchise fee was $160,000 and $131,000, respectively.

Note 11 – Income Taxes

The provision for the Company's income tax benefit (expense) is comprised of the following:

For the years ended June 30,	2007			2006		
	Operations	Discontinued Operations	Total	Operations	Discontinued Operations	Total
Current tax expense	$ (17,000)	$ (60,000)	$ (77,000)	$ (283,000)	$ (516,000)	$ (799,000)
Deferred tax expense	1,458,000	-	1,458,000	2,930,000	-	2,930,000
	$ 1,441,000	$ (60,000)	$ 1,381,000	$ 2,647,000	$ (516,000)	$ 2,131,000

For the year ended June 30, 2007, the Company recorded a valuation allowance of $839,000 against the total deferred tax assets. Management believes that it is more likely than not that the Company will not realize the entire benefit of the deferred asset as of June 30, 2007.

The components of the deferred tax asset and liabilities as of June 30, 2007, are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 10,333,000
Other investment impairment reserve	375,000
Accruals and reserves	997,000
Valuation allowance	(839,000)
	10,866,000
Deferred tax liabilities:	
Deferred real estate gains	(8,831,000)
Unrealized gain on marketable securities	(2,036,000)
Depreciation	(1,114,000)
Equity earnings	(1,211,000)
State taxes	(164,000)
	(13,356,000)
Net deferred tax liability	$ (2,490,000)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

For the years ended June 30,	2007	2006
Income tax at federal statutory rates	34.0%	34.0%
State income taxes, net of federal benefit	5.2%	0.0%
Dividend received deduction	1.5%	1.4%
Other adjustments	-3.2%	11.5%
Valuation allowance	-14.2%	0.0%
Total income tax benefit	23.3%	46.9%

Note 11 – Income Taxes (Continued)

As of June 30, 2007, the Company had net operating losses (NOLs) of $26,076,000 and $18,879,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for Intergroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2025.

	Federal	State
InterGroup	$ 11,899,000	$ 7,883,000
Santa Fe	5,274,000	2,231,000
Portsmouth	9,004,000	8,765,000
	$ 26,177,000	$ 18,879,000

Note 12 – Segment Information

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2007 and 2006. Operating income for rental properties consist of rental income. Operating income (loss) from Justice Investors consists of the operations of the hotel and garage included in the equity in net income (loss) of Justice Investors. Operating income for investment transactions consist of net investment gains and dividend and interest income.

As of and For the year ended June 30, 2007	Real Estate						
	Rental Properties	Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$ 13,295,000	$ 31,715,000	$ 2,318,000	$ -	$ 47,328,000	$ 1,568,000	$ 48,896,000
Operating expenses	(6,991,000)	(28,664,000)	(2,146,000)	-	(37,801,000)	(718,000)	(38,519,000)
Real estate taxes	(1,812,000)	(561,000)	-	-	(2,373,000)	(190,000)	(2,563,000)
Net operating income	4,492,000	2,490,000	172,000	-	7,154,000	660,000	7,814,000
Mortgage interest expenses	(4,167,000)	(2,919,000)	-	-	(7,086,000)	(296,000)	(7,382,000)
Depreciation	(2,677,000)	(4,172,000)	-	-	(6,849,000)	-	(6,849,000)
General and admin. expenses	-	-	-	(1,747,000)	(1,747,000)	-	(1,747,000)
Other expense	-	-	-	(186,000)	(186,000)	-	(186,000)
Income tax benefit (expense)	-	-	-	1,441,000	1,441,000	(60,000)	1,381,000
Minority interest benefit	-	2,423,000	-	954,000	3,377,000	-	3,377,000
Net income (loss)	$ (2,352,000)	$ (2,178,000)	$ 172,000	$ 462,000	$ (3,896,000)	$ 304,000	$ (3,592,000)
Total assets	$ 74,671,000	$ 49,599,000	$ 23,057,000	$10,028,000	$ 157,355,000	$ 2,488,000	$ 159,843,000

As of and For the year ended June 30, 2006	Real Estate						
	Rental Properties	Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income (loss)	$ 12,014,000	$ (4,288,000)	$ 5,105,000	$ -	$ 12,831,000	$ 1,522,000	$ 14,353,000
Operating expenses	(6,315,000)	-	(2,485,000)	-	(8,800,000)	(988,000)	(9,788,000)
Real estate taxes	(1,798,000)	-	-	-	(1,798,000)	(228,000)	(2,026,000)
Net operating income (loss)	3,901,000	(4,288,000)	2,620,000	-	2,233,000	306,000	2,539,000
Gain on sale of real estate	-	-	-	-	-	1,321,000	1,321,000
Mortgage interest expenses	(3,697,000)	-	-	-	(3,697,000)	(379,000)	(4,076,000)
Depreciation	(2,362,000)	-	-	-	(2,362,000)	(149,000)	(2,511,000)
General and admin. expenses	-	-	-	(1,659,000)	(1,659,000)	-	(1,659,000)
Other expense	-	-	-	(155,000)	(155,000)	-	(155,000)
Income tax benefit (expense)	-	-	-	2,647,000	2,647,000	(516,000)	2,131,000
Minority interest benefit	-	-	-	487,000	487,000	-	487,000
Net income (loss)	$ (2,158,000)	$ (4,288,000)	$ 2,620,000	$ 1,320,000	$ (2,506,000)	$ 583,000	$ (1,923,000)
Total assets	$ 75,282,000	$ 5,646,000	$ 33,530,000	$ 4,792,000	$ 119,250,000	$ 3,634,000	$ 122,884,000

Note 13 – Supplemental Cash Flow Information

Cash paid for margin interest for the years ended June 30, 2007 and 2006 was $697,000 and $969,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2007 and 2006 was $7,382,000 and $4,105,000, respectively. For the year ended June 30, 2007, the Company made tax payments of $125,000. For the year ended June 30, 2006, the Company received net tax refunds of 216,000.

Note 14 – Stock Option Plans

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 150,000. No stock options were granted under this plan for the year ended June 30, 2007. For the year ended June 30, 2006, the Company 12,000 stock options were granted to the directors. These options have exercise prices of $18.00. All 12,000 options granted during the year ended June 30, 2006 were vested on the date of grant. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000. On December 22, 1998, the Board of Directors of the Company granted a total of 225,000 stock options to the President and Chairman of the Company at an exercise price of $7.92 per share. As of June 30, 2007, all 225,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2007 and 2006 are as follows:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding as of June 30, 2005	393,000	$ 9.66
Granted	12,000	$ 18.00
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding as of June 30, 2006	405,000	$ 9.91
Granted	-	-
Exercised	-	-
Forfeited	-	
Unexercised options outstanding as of June 30, 2007	405,000	$ 9.91

As of June 30, 2007, 6,750 of the total 405,000 unexercised options outstanding were not yet vested.

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2006	$7.92 - $29.63	$9.91	3.44 years
June 30, 2007	$7.92 - $29.63	$9.91	2.48 years

Note 15 – Stock Compensation Plan

On February 21, 2007, the stockholders of the Company approved The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors (the "2007 Plan"), which was thereafter adopted by the Board of Directors. The 2007 Plan will terminate upon the earlier of the date all shares reserved for issuance have been awarded or February 21, 2017, if not sooner terminated by the Board upon recommendation by the Compensation Committee.

The stock to be available for issuance under the 2007 Plan shall be shares of the Company's Common Stock, par value $.01 per share, which may be unissued shares or treasury shares. Subject to certain adjustments upon changes in capitalization, a maximum of 60,000 shares (subject to changes in capitalization or other adjustments for corporate changes) of the Common Stock will be available for issuance to participants under the 2007 Plan.

All non-employee directors are eligible to participate in the 2007 Plan. Each non-employee director as of the adoption date of the 2007 Plan shall be granted an award of 600 unrestricted shares of the Company's Common Stock. On each July 1 following the adoption date of the 2007 Plan, each non-employee director shall receive an automatic grant of a number of shares of Company's Common Stock equal in value to $18,000 based on 100% of the fair market value (as defined) of the Common Stock on the date of grant, provided he or she holds such position on that date and the number of shares of Common Stock available for grant under the 2007 Plan is sufficient to permit such automatic grant. Any fractional shares resulting from such grant will be rounded up to next highest whole share. All stock awards to non-employee directors will be fully vested on the date of grant. The dollar amount of the annual grant is subject to further adjustment by the Board of Directors upon recommendation by the Compensation Committee.

On February 21, 2007, the 2007 Plan was adopted to replace the old Plan. Pursuant to the 2007 Plan, each non-employee director is entitled to an annual grant of a number of shares of Common Stock of the Company equal in value to $18,000 based on the fair market value of the Common Stock on the date of grant and a grant of 600 shares of Common Stock upon the formal adoption of the 2007 Plan by the Board.

For the year ended June 30, 2007, the four non-employee directors of the Company each received a grant of 600 shares of Common Stock pursuant to the 2007 Plan. The Company recorded an expense of approximately $44,000 related to the issuance of the 2,400 shares of the Company's common stock.

Note 16 – Commitments and Contingencies

The Portsmouth, Evon and Justice are parties to several mechanic lien claims filed by Allied Construction Management and several subcontractors arising out of the renovation of the Hotel (the "Allied Claims") which have been consolidated into one action in the San Francisco County Superior Court. In August 2007, the Partnership reached tentative settlements, subject to court approval, with all of the subcontractors that filed liens in an aggregate amount of approximately $1,580,000 for which the Partnership had previously recorded a payable. Still unresolved is the balance of the claim asserted by Allied in the approximate amount of $600,000. Justice, Evon and Portsmouth dispute that any amounts are owed to Allied and will vigorously defend the balance of this action against Allied and the Company has not reserved for that amount.

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 17 – Related Party Transactions

The contractor that was selected to oversee the garage and the first four floors' renovation (excluding room upgrades) of the Hotel is the contractor who originally constructed the Hotel. He is also a partner in the Partnership and is a director of Evon Corporation, the managing general partner of the Partnership. The contractor is also a board member of Evon Corporation. As of June 30, 2007 and 2006, there were $33,000 and $501,000, respectively, payable to the contractor. Services performed by the contractor are capitalized as fixed assets which totaled $1,256,000 and $18,300,000 as of June 30 2007 and 2006, respectively. Management believes these renovations were competitively priced.

The garage lessee, Evon, is the Partnership's managing general partner. Evon paid the Partnership $1,533,000 and $945,000 for the years ended June 30, 2007 and 2006, respectively, under the terms of the lease agreement. See NOTE 8 – HOTEL RENTAL INCOME. Rent receivable from Evon at June 30, 2007 and 2006, was $33,000 and $127,000, respectively.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

Note 17 – Related Party Transactions (Continued)

On July 18, 2003, the Company's subsidiaries established a performance based compensation program for the Company's CEO, John V. Winfield, to keep and retain his services as a direct and active manager of the securities portfolios of those companies. On January 12, 2004, the disinterested members of the Securities Investment Committee of InterGroup also established a performance based compensation program for Mr. Winfield, which was ratified by the Board of Directors. The Company's previous experience and results with outside money managers was not acceptable. Pursuant to the criteria established the Board of Directors, Mr. Winfield is entitled to performance compensation for his management of the securities portfolios of the Company and its subsidiaries equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published by the Wall Street Journal) plus 2%. Compensation amounts are earned, calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the companies have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be modified or terminated at the discretion of the respective Boards of Directors.

During the years ended June 30, 2007 and 2006, Mr. Winfield did not receive any performance based compensation.

See also "Subsequent Events" below.

Note 18 – Subsequent Events

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $3,680,000 after the repayment of the related mortgage note payable of approximately $3,730,000. With the net proceeds, the Company made a $3,000,000 payment to reduce its outstanding line of credit to $1,258,000 from $4,258,000.

In August 2007, Portsmouth agreed to acquire a 50% equity interest in Intergroup Uluniu, Inc., a Hawaiian corporation and a 100% owned subsidiary of The Intergroup Corporation, for $973,000, which represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of approximately 2 acres of unimproved land located in Maui, Hawaii. In September 2007, the Company paid Intergroup $758,000 of the $973,000. With the proceeds, Intergroup paid off the $750,000 mortgage note on the land including accrued interest. As a related party transaction, the fairness of the financial terms of the transaction were reviewed and approved by the independent director of Portsmouth.

In August 2007, the Company refinanced its $7,203,000 construction loan on its 30-unit apartment complex located in Los Angeles, California and obtained a mortgage note payable in the amount of $6,850,000. The term of the note is 15 years, with interest only for the first two years. The interest is fixed at 5.97%.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," expect," "project," intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-KSB, 10-QSB and 8-K, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the hotel industry, including competition, increases in wages, labor relations, energy costs, actual and threatened terrorist attacks, and downturns in economic and market conditions, particularly in the San Francisco Bay area;
- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;
- the availability and terms of financing and capital and the general volatility of securities markets;
- changes in the competitive environment in the hotel industry and risks related to natural disasters;

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-KSB, 10-QSB, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The Company's principal business is conducted through Portsmouth's general and limited partnership interest in Justice. Justice owns a 544 room hotel property located at 750 Kearny Street, San Francisco, California 94108, now known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level underground parking garage. The Company also derives rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% ownership interest in Justice and serves as one of the general partners. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, known as the Hilton San Francisco Financial District hotel (the "Hotel"). The financial statements of Justice have been consolidated with those of the Company, effective as of July 1, 2006. See Note 2 to the Consolidated Financial Statements.

The Hotel is operated by the Partnership, with the assistance of a Management Agreement with Prism Hospitality L.P. ("Prism Hospitality") to perform the day-to-day management functions.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon"), the managing general partner of Justice, and from a lease with Tru Spa for a portion of the lobby level of the Hotel. The Company also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets.

The Company also derives income from management fees paid to Portsmouth as a general partner in Justice. In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. Properties include nineteen apartment complexes, two commercial real estate properties, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. All of the Company's residential rental properties with exception of the Irving, Texas property, are managed by professional third party property management companies.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

Effective May 31, 2005, the Partnership temporarily closed down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Agreement. The below ground parking garage and Tru Spa located on the lobby remained open during the renovation work, although the operations of both were impacted during that period of time.

As of January 12, 2006 the Hotel renovation work was substantially completed, at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

The Company acquires its investments in real estate and other investments utilizing cash, securities or debt, subject to approval or guidelines of the Board of Directors. The Company also invests in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential.

Recent Developments

On March 28, 2007, Justice paid a special limited partnership distribution in a total amount of $1,000,000, of which $500,000 is eliminated in consolidation. The general partners believed that operations of the Hotel had stabilized under the Hilton brand and new management, and that cash flows were sufficient to warrant a special distribution, especially with the new financings in place to meet any additional capital needs. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $3,680,000 after the repayment of the related mortgage note payable of approximately $3,730,000. With the net proceeds, the Company made a $3,000,000 payment to reduce its outstanding line of credit to $1,258,000 from $4,258,000.

In August 2007, the Company refinanced its $7,203,000 construction loan on its 30-unit apartment complex located in Los Angeles, California and obtained a mortgage note payable in the amount of $6,850,000. The term of the note is 15 years, with interest only for the first two years. The interest is fixed at 5.97%.

In August 2007, Portsmouth agreed make a $973,000 equity investment in the Company's wholly subsidiary, Intergroup Uluniu, Inc., a Hawaii corporation ("Uluniu") in exchange for a 50% equity position in Uluniu. Uluniu owns an approximately two-acre parcel of unimproved land located in Kihei, Maui, Hawaii which is held for development. Portsmouth's investment in Uluniu represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of the property through August 2007.

Uluniu intends to obtain the entitlements and permits necessary for the joint development of the parcel with an adjoining landowner into residential units. After the completion of this predevelopment phase, the Uluniu will determine whether it more advantageous to sell the entitled property or to commence with construction. As of September 5, 2007, $758,000 of the investment amount had been paid by Portsmouth and the proceeds were used by Uluniu to retire the mortgage on the property in the approximate amount of $756,000. The balance of the proceeds will be used to fund predevelopment costs and to meet other requirements to try to enhance the value of the property.

FOR THE YEAR ENDED JUNE 30, 2007 AS COMPARED TO JUNE 30, 2006.

The Company had a net loss of $3,592,000 for the year ended June 30, 2007 compared to a net loss of $1,923,000 for the year ended June 30, 2006. The increase in the net loss is primarily attributable to the significantly lower income from investment transactions, partially offset by the significant decrease in the Company's portion of the loss from Justice Investors. For the year ending June 30, 2007, the Company consolidated the operations of Justice Investors for the first time.

The net loss from the operations of Justice Investors was $4,601,000 for the fiscal year ended June 30, 2007, compared to a net loss of $8,330,000 for the fiscal year ended June 30, 2006 (see Note 2 for more details). The decrease was primarily attributable to net income generated from the operations of the Hotel for a full fiscal year in 2007, compared to the prior fiscal year when the Hotel did not reopen until January 12, 2006 after undergoing major renovations, and from higher garage rental income in the current year. Those results were partially offset by greater depreciation and amortization expenses of $4,172,000 for fiscal 2007 from $2,285,000 in fiscal 2006, an increase in interest expense to $2,919,000 in fiscal 2007 from $1,373,000 in 2006 and an increase in insurance costs to $1,230,000 for fiscal 2007 compared to $367,000 in fiscal 2006. The increase in those costs are attributable to the renovation and improvements to the Hotel. Justice also incurred higher general and administrative expenses due to an increase in certain legal and consulting fees in the current year. Those nonrecurring costs related to the Allied Litigation, the termination and transition of the Hotel management agreement from Dow to Prism, and zoning issues were approximately $1.5 million.

For the fiscal year ended June 30, 2007, the operations of the Hotel on a standalone basis (see Note 2) generated net income of $2,443,000 on total operating revenues of approximately $29,984,000 compared to a loss from Hotel operations of $3,787,000 on total operating revenues of $9,054,000 for the fiscal year ended June 30, 2006, when the Hotel first reopened on a limited basis on January 12, 2006. Garage rent increased to $1,533,000 for fiscal 2007 from $945,000 in fiscal 2006 primarily due to the Hotel being open for a full year in fiscal 2007.

The following table sets forth the average daily room rate ("ADR"), average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the fiscal years ended June 30, 2007 and 2006.

For the years ended June 30,	Average Daily Rate	Average Occupancy %	RevPar
2007	$ 159.90	75.8%	$ 121.53
2006 *	$ 147.39	50.2%	$ 74.29

* Includes only 5.5 months of operations after the Hotel was reopened in January 2006 after major renovations.

Average daily room rates have continued to improve since the Hotel's reopening in January 2006 and average occupancy rates have increased dramatically this fiscal year. As a result, the Hotel has shown an approximately $47 increase in RevPar. We believe that many of the new programs implemented to increase revenues and efficiencies at the Hotel, as well as certain management personnel changes, have helped improve operations. While the Hotel's food and beverage operations remain challenging, management was able to reduce losses in that department during the current fiscal year. Due to brand requirements of maintaining a three-meal, full service restaurant, the associated costs of union labor, and the intense competition in the San Francisco market for restaurants, food and beverage operations will continue to be challenging. Management will continue to work to address those issues and to explore all options to improve the operations of the Hotel.

We anticipate that the operating results of the Hotel will continue to improve in fiscal 2008 with increases in ADRs, occupancy and RevPar as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. We also foresee a reduction in Partnership general and administrative expenses for legal and consulting fees in fiscal 2008, as many of those expenses were attributable to nonrecurring legal and transition matters that took place in fiscal 2007. We also expect that the Partnership will start making more regular distributions to its limited partners in fiscal 2008 if cash flows from the Hotel operations continue to improve.

The loss from real estate operations increased to $2,352,000 for the year ended June 30, 2007 from $2,158,000 for the year ended June 30, 2006, primarily as the result in the increase in property operating expenses, mortgage interest expense and depreciation expense, partially offset by the increase in rental income. The increase in rental income to $13,295,000 from $12,014,000 is primarily as the result of the improved rental housing market and the completion of the major renovation and rental of the Company's 30-unit apartment located in Los Angeles, California. Rental income from the Company's Los Angeles, California property portfolio increased by $831,000 from the prior comparable year, with $524,000 of the rental income increase related to the first year rental of the 30-unit, newly renovated apartment. The remaining rental income increase of $450,000 is related to the Company's rental properties located outside of California as the result of the improved occupancy. Property expenses increased to $6,991,000 from $6,315,000 primarily as the result of the $707,000 in settlement expenses and attorneys' fees arising out of tenant litigation related to the operations of the rental properties. All such claims were settled and the litigation costs are not expected to be recurring. The increase in the mortgage interest and depreciation expenses is primarily attributable to the placing of the 30-unit apartment into operations beginning in July 2006.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $3,665,000 after the repayment of the related mortgage note payable of approximately $3,730,000. With the net proceeds, the Company made a $3,000,000 payment to reduce its outstanding line of credit to $1,258,000 from $4,258,000. This property was classified as held-for-sale on the balance sheet as of June 30, 2007 and the related revenues and expenses for this property for the year ending June 30, 2007 and 2006 classified under discontinued operations. During the year ended June 30, 2006, the Company sold three apartment complexes and a parcel of land and realized gains on the sale of real estate of totaling $1,321,000. The revenues and expenses along with the gains on the sale of real estate of these properties are also classified under discontinued operations.

Net gains on marketable securities decreased to $2,769,000 for the year ended June 30, 2007 from $4,921,000 for the year ended June 30, 2006. For the year ended June 30, 2007, the Company had net realized gains of $3,436,000 and net unrealized losses of $667,000. For the year ended June 30, 2006, the Company had net realized gains of $2,048,000 and net unrealized gains of $2,873,000.
Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2007, the Company performed an impairment analysis of its other investments and determined that one of its investments had an other than temporary impairment and recorded an impairment loss on other investments of $1,012,000. In the comparable year, the Company recorded an other than temporary impairment loss of $513,000 related to other investments. These investments were determined to be impaired after review of the most recent financial statements and news releases of the entity in which the Company invested in.

Dividend and interest income decreased to $561,000 for the year ended June 30, 2007 from $697,000 for the year ended June 30, 2006 as a result of the decreased investment in income yielding securities during the fiscal year ended June 30, 2007.

Margin interest and trading expenses decreased to $2,146,000 for the year ended June 30, 2007 from $2,485,000 for the year ended June 30, 2006 primarily as the result of the reduction in the trading related expenses which include personnel and expenses relating to the management of the Company's portfolio.

The total provision for income tax benefit decreased to $1,381,000 for the year ended June 30, 2007 from $2,131,000 for the year ended June 30, 2006 as the result of the recording of an deferred tax valuation allowance of $839,000 during the year ended June 30, 2007. Management believes that it is more likely than not that the Company will not realize the benefit of the deferred asset as of June 30, 2007.

Minority interest benefit increased to $3,377,000 for the year ended June 30, 2007 from $487,000 for the year ended June 30, 2006 primarily as the result of the $2,423,000 minority interest benefit recognized during the year ended June 30, 2007 related to the consolidation of Justice Investors. For the year ended June 30, 2006, the Company's investment in Justice Investors was recorded on an equity basis. The remaining increase in minority interest benefit related to higher losses incurred at the Company's two subsidiaries, Portsmouth and Santa Fe, during the year ended June 30, 2007.

MARKETABLE SECURITIES

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq Stock Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities Investment Committee may modify these guidelines from time to time.

The Company's investment portfolio is diversified with 39 different equity securities. The Company has six individual positions that comprise more than 5% of the equity value of the portfolio with the largest being 11.5% of the value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2007, the market value of the Company's marketable securities was $17,763,000.

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted securities, such as convertible notes, through private placements including private equity investment funds. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis. As of June 30, 2007, the Company had other investments of $5,294,000.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2007, the Company had obligations for securities sold (equities short) of $1,485,000 and had no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2007, the Company had a margin balance of $8,135,000 and incurred $671,000 and $767,000 in margin interest expense during the year ended June 30, 2007 and 2006, respectively.

As of June 30, 2007, the Company had investments in marketable equity securities of $17,763,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2007:

Industry Group	Market Value	% of Total Investment Securities
Retail and consumer goods	$ 3,516,000	19.8%
Technology	2,727,000	15.4%
REITs	2,154,000	12.1%
Insurance, banks and brokers	1,902,000	10.7%
Diary products	1,528,000	8.6%
Telecommunications and media	1,230,000	6.9%
Services	1,049,000	5.9%
Holding companies	842,000	4.7%
Pharmaceuticals and healthcare	539,000	3.0%
Utilities and energy	457,000	2.6%
Other	1,819,000	10.3%
	$ 17,763,000	100.0%

The following table shows the net gain on the Company's marketable securities and the associated margin interest and trading expenses for the respective years:

For the years ended June 30,	2007	2006
Net investment gains	$ 2,769,000	$ 4,921,000
Impairment loss on other investments	(1,012,000)	(513,000)
Dividend and interest income	561,000	697,000
Margin interest	(671,000)	(767,000)
Trading expenses	(1,475,000)	(1,718,000)
	$ 172,000	$ 2,620,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from the operations of Justice Investors. The Company also receives revenues generated from its real estate operations and from the investment of its cash and securities assets Since the operations of the Hotel were temporarily closed down on May 31, 2005, and significant amounts of money were expended to renovate and reposition the Hotel as a Hilton, Justice did not pay any partnership distributions until the end of March 2007. As a result, the Company had to depend more on the revenues generated from its real estate operations and the investment of its cash and securities assets during that transition period.

Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The total cost of the construction-renovation project of the Hotel was approximately $37,030,000, which includes approximately $630,000 in interest costs incurred during the construction phase that were capitalized.

To meet its substantial financial commitments for the renovation project and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30 year amortization schedule. The Prudential Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2007, the total amount outstanding of the Prudential Loan was approximately $29,203,000.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30 year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2007, the total amount outstanding of the Second Prudential Loan was approximately $18,965,000.

From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007. The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs arising from any disruption of business due to labor issues, natural causes affecting tourism and other unexpected events. The term of the new line of credit facility is for 60 months at an annual interest rate, based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus two percent. As of June 30, 2007, there were no amounts borrowed by Justice under the new line of credit; however, $1,500,000 of that line was utilized in the form of a standby letter of credit related for the Allied Litigation. The annual fee for the letter of credit is one and one half percent of $1,500,000, which fee is to be paid in quarterly installments for the periods in which the letter of credit is in effect.

The Hotel started to generate net operating income from its operations in June 2006, which have continued to improve during the Company's fiscal year ended June 30, 2007. As a result, Justice was able to pay a special limited partnership distribution in a total amount of $1,000,000 on March 28, 2007, of which Portsmouth received $500,000. The general partners believed that operations of the Hotel had stabilized under the Hilton brand and new management, and that cash flows were sufficient to warrant a special distribution, especially with the new financings in place to meet any additional capital needs. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors.

While the debt service requirements related to the two Prudential Loans, as well as any utilization of the UCB line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future since the Partnership's assets had been virtually debt free for an number of years, management believes that cash flows from the operations of the Hotel and the garage lease will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $3,680,000 after the repayment of the related mortgage note payable of approximately $3,730,000. With the net proceeds, the Company made a $3,000,000 payment to reduce its outstanding line of credit to $1,258,000 from $4,258,000.

In August 2007, the Company refinanced its $7,203,000 construction loan on its 30-unit apartment complex located in Los Angeles, California and obtained a mortgage note payable in the amount of $6,850,000. The term of the note is 15 years, with interest only for the first two years. The interest is fixed at 5.97%.

During the year ended June 30, 2007, the Company improved properties in the aggregate amount of $3,275,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

During the year ended June 30, 2007, the Company purchased 2,200 shares of Portsmouth stock for a total investment of $77,000.

During the year ended June 30, 2007, the Company purchased 13,295 shares of Santa Fe stock for a total investment of $239,000.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2007, the Company acquired an additional 13,789 shares of its Common Stock for $238,000. Approximately 22,000 shares remain eligible for the Company to repurchase under that authorization.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Management believes that its cash, securities assets, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2007, and thereafter, are as follows:

For the year ending June 30,		
2008	$	13,861,000
2009		10,789,000
2010		1,873,000
2011		1,974,000
2012		2,087,000
Thereafter		95,037,000
Total	$	125,621,000

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that Prism is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is listed and trades on the NASDAQ Capital Market tier of the NASDAQ Stock Market LLC under the symbol: "INTG". The following table sets forth the high and low sales prices for the Company's common stock for each quarter of the last two fiscal years ended June 30, 2007 and 2006 as reported by NASDAQ.

Fiscal 2007	High	Low
First Quarter (7/1 to 9/30)	$ 17.75	$ 14.50
Second Quarter (10/1 to 12/31)	$ 19.98	$ 15.50
Third Quarter (1/1 to 3/31)	$ 20.83	$ 18.30
Fourth Quarter (4/1 to 6/30)	$ 20.00	$ 15.82

Fiscal 2006	High	Low
First Quarter (7/1 to 9/30)	$ 17.25	$ 14.50
Second Quarter (10/1 to 12/31)	$ 16.40	$ 14.72
Third Quarter (1/1 to 3/31)	$ 16.45	$ 14.00
Fourth Quarter (4/1 to 6/30)	$ 17.16	$ 14.00

As of September 14, 2007, there were 512 shareholders of record and a total of approximately 1,100 shareholders including beneficial holders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

Board of Directors and Executive Officers

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation
Portsmouth Square, Inc., Santa Financial Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation
Portsmouth Square Inc., and Santa Fe Financial Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2007 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's Form 10-KSB for the fiscal year ended June 30, 2007 and its Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
Burr, Pilger & Mayer LLP
600 California Street
Suite 1300
San Francisco, CA 94108

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
Telephone (800) 937-5449
www.amstock.com



The

InterGroup

Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049

END